ORIGINAL

STANDARD COMMERCIAL LEASE

ARTICLE 1. BASIC LEASE TERMS

1.1   Parties. This lease agreement ("Lease") is entered into this 26th day of October, 2005 by and between NESBITT ASSOCIATES, a Minnesota partnership ("Landlord") and DELPHAX TECHNOLOGIES INC., a Minnesota corporation ("Tenant").

1.2   Premises. In consideration of the rents, terms, provisions and covenants of this Lease, Landlord hereby leases, lets and demises to Tenant the following described premises ("Premises") as illustrated on Exhibit A attached hereto: approximately 9,775 sq. ft. of warehouse space and 35,202 sq. ft. of office space (44,977 total sq. ft.) located at 6110 – 110th Street ("Building") which consists of approximately 44,977 sq. ft. The Building is part of a two (2) building project, located in Bloomington, Minnesota, as legally described on Exhibit B attached hereto, and consisting of a total building area of 161,777 sq. ft. and related parking and other improvements (collectively the "Project"). The improvements to the Premises shall consist of the Standard Tenant Finish Specifications attached hereto as Exhibit C and the Schedule of Additional Leasehold Improvements attached hereto as Exhibit D which shall detail the improvements, if any, to be installed at the expense of Landlord and Tenant.

1.3   Term. Subject to and upon the conditions set forth herein, the term of this Lease shall commence on ~~March~~ APRIL 1, 2006 (the "Commencement Date") and shall terminate one hundred twenty (120) months thereafter unless extended or sooner terminated as hereinafter provided. Notwithstanding the foregoing, Landlord shall permit Tenant access on or about ~~February~~ MARCH 1, 2006, for the limited purpose of installing communications and data cabling, provided Tenant does not interfere with or delay Landlord in the completion of its work. If Landlord delivers possession prior to the Commencement Date, then all provisions of this Lease shall apply to Tenant as of the date Tenant so takes possession of all or any part of the Premises, but excluding Tenant's obligation to pay Base Rent or any additional rent, until the Commencement Date, whereupon Tenant shall commence paying Base Rent and additional rent. See Section 3.1 as to extension and termination rights of Tenant.

1.4   Base Rent. Base Rent is:

Months	Blended Net Rate	Monthly Cost
1-6	$0.00	$0.00
7-12	$7.00	$26,236.58
13-24	$7.25	$27,173.60
25-36	$7.50	$28,110.62
37-48	$8.25	$30,921.69
49-60	$9.00	$33,732.75
61-72	$9.25	$34,669.77
73-84	$9.50	$35,606.79
85-96	$9.75	$36,543.81
97-108	$10.00	$37,480.83
109-120	$10.50	$39,354.87

During each of the two (2) extension periods of three (3) years each, Base Rent shall be subject to increases to "FM R" as defined in Section 3.1

1.5   Addresses.

Landlord's Address:

c/o Continental Property Group
253 East Lake Street
Wayzata, MN 55391
(952) 473-1700

Tenant's Building Address:

Delphax Technologies Inc.
6110 – 110th Street
Bloomington, MN 55438-2664

MP2 15210624.4

Tenant's Address for Notices:
Delphax Technologies Inc.
6110 – 110th Street
Bloomington, MN 55438-2664
Attn: Chief Financial Officer

1.6 **Permitted Use**. Office and warehouse uses.

1.7 **Pro-Rata Share.** **27.8%** of the Project, subject to adjustment as provided in Section 2.2 hereof.

ARTICLE 2. RENT

2.1 **Base Rent.** Tenant agrees to pay monthly as base rent during the term of this Lease the sum of money set forth in Section 1.4 of this Lease, which amount shall be payable to Landlord at the address shown above. Each rental payment shall be made by a check actually received by Landlord before the applicable due date. One monthly installment of rent shall be due and payable on the date of execution of this Lease by Tenant for the first month's rent and a like monthly installment shall be due and payable on or before the first day of each calendar month succeeding the Commencement Date during the term of this Lease; provided, if the Commencement Date should be a date other than the first day of a calendar month, the monthly rental set forth above shall be prorated to the end of that calendar month during the term of this Lease. Tenant shall pay, as additional rent, all other sums due under this Lease. Notwithstanding anything in this Lease to the contrary, if Landlord, for any reason whatsoever (other than Tenant's default), cannot deliver possession of the Premises to the Tenant on the Commencement Date, this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, nor shall the expiration of the term be extended, but Tenant shall be entitled to a credit against Base Rent equal to $750.00 per day for each day that Landlord does not so deliver possession of the Premises.

2.2 **Operating Expenses.** Tenant shall also pay as additional rent Tenant's pro rata share of the operating expenses of Landlord for the Project of which the Premises is a part. The operating expenses are initially estimated to be $2.33 per square foot ($8,733.00 per month), subject to adjustment as hereafter provided, Landlord may invoice Tenant monthly for Tenant's pro rata share of the estimated operating expenses for each calendar year, which amount shall be adjusted from time-to-time by Landlord based upon anticipated operating expenses, provided no more than one (1) adjustment shall be permitted in each calendar year. Within nine (9) months following the close of each calendar year, Landlord shall provide Tenant an accounting showing in reasonable detail all computations of additional rent due under this Section. In the event the accounting shows that the total of the monthly payments made by Tenant exceeds the amount of additional rent due by Tenant under this Section, the accounting shall be accompanied by evidence of a credit to Tenant's account. In the event the accounting shows that the total of the monthly payments made by Tenant is less than the amount of additional rent due by Tenant under this Section, the accounting shall be accompanied by an invoice for the additional rent. Notwithstanding any other provision in this Lease, during the year in which this Lease terminates, Landlord, prior to the termination date, shall have the option to invoice Tenant for Tenant's pro rata share of the operating expenses based upon the previous year's operating expenses. If this Lease shall terminate on a day other than the last day of a calendar year, the amount of any additional rent payable by Tenant applicable to the year in which the termination shall occur shall be prorated on the ratio that the number of days from the commencement of the calendar year to and including such termination date bears to 365. Tenant agrees to pay any additional rent due under this Section within ten (10) days following receipt of the invoice or accounting showing additional rent due. Tenant's pro rata share set forth in Section 1.7 shall be equal to a percentage based upon a fraction the numerator of which is the total area of the Premises as set forth in Article 1 and the denominator of which shall be the net rentable area of the Project.

2.3 **Definition of Operating Expenses.** The term "operating expenses" includes all expenses incurred by Landlord with respect to the maintenance and operation of the Project of which the Premises is a part, including, but not limited to, the following: inspection, maintenance, repair and replacement costs; electricity, fuel, water, sewer, gas and other common Building utility charges; signage; equipment used for maintenance and operation of the Project; security charges; security, window washing and janitorial services; trash and snow removal; landscaping and pest control; management fees, wages and benefits payable to employees of Landlord whose duties are directly connected with the operation and maintenance of the Project; all services, supplies, repairs, replacements or other expenses for maintaining and operating the Project including parking and common areas; inspections, repairs, maintenance and improvements made to the Project which are required by any insurers, mortgagees, board of fire underwriters or by governmental authorities, laws or regulations installation of any device or other equipment which improves the operating efficiency of any system within the Project and thereby reduces operating expenses; all other expenses which would generally be regarded as operating, repair, replacement and maintenance expenses; all real property taxes and installments of special assessments, including dues and assessments by means of deed restrictions and/or owner's

associations which accrue against the Project during the term of this Lease and legal fees incurred in connection with actions to reduce the same, less rebates, refunds and other payments received in contesting the same, net of expenses; and all insurance premiums Landlord is required to pay or deems necessary to pay, including fire and extended coverage, rent loss and public liability insurance, with respect to the Project.

Notwithstanding anything herein to the contrary, "operating expenses" shall not include:

(a)   Real estate taxes, maintenance and other expenses relating to separately assessed or separately maintained out parcels or other adjacent tracts not reserved for the benefit of the Property.

(b)   Financing and refinancing costs, interest on debt or amortization payments on any mortgage, and rental under any ground or underlying lease.

(c)   Legal and other fees, leasing commissions, so-called "take-over" or "buy-out" obligations, advertising expenses and other costs incurred in connection with the leasing of the project or disputes with tenants.

(d)   Costs incurred in renovating or otherwise improving or decorating or redecorating space for tenants or other occupants.

(e)   Expenses related to vacant space, including utility costs, security and renovation.

(f)   Any items not otherwise excluded to the extent Landlord is reimbursed by insurance (or would have been reimbursed by insurance if Landlord carried the insurance required by this lease) or otherwise compensated, including direct reimbursement by any tenant, less the out-of-pocket cost of collection.

(g)   Bad debt loss, rent loss or reserves for bad debts or rent loss, or any other reserve for anticipated future expenses.

(h)   Interest or penalties incurred as a result of Landlord's failure to pay any costs as the same become due, except resulting from the failure of tenant to rent in a timely manner.

(i)   Management fees.

(j)   Any and all costs associated with the operation of the business of the entity which constitutes Landlord (excluded items specifically include, but are not limited to, formation of the entity, internal accounting and legal matters, including but not limited to preparation of tax returns and financial statements and gathering of data therefore, costs of defending any lawsuits with any mortgagee, costs of selling, syndicating, financing, mortgaging or hypothecating any of the Landlord's interests in the Property, costs of any disputes between Landlord and its employees, disputes between Landlord and managers of the Project, and disputes between Landlord and tenants or occupants within the Property (including, without limitation, Tenant)).

(k)   The wages, salaries, bonuses and benefits of all management personnel above the level of any on-site building manager and the costs of preparation and handling of accounts receivable and accounts payable.

(l)   All costs, to the extent material, of services, utilities and other benefits supplied for the use of a tenant or occupant in the building or the Project in a quantity and/or of a quality in excess of that provided to Tenant.

(m)   Any expenses incurred as a result of the negligence or intentional misconduct of Landlord or of any other tenant of the Project, or their respective agents, servants, or employees, or arising out of Landlord's negligent failure to manage the Project consistently with the standards required by this lease.

(n)   Environmental costs, including costs of removal and/or abatement of hazardous or toxic substances, wastes or materials from or within the Project, fines, penalties, and liens.

(o)   Other common area maintenance, operation or repair expenses not considered normal or customary under generally accepted accounting principles or office-warehouse industry standards.

Landlord shall keep or cause to be kept the books and records applicable to such Landlord's operating expenses for a period of not less than two (2) years following the date of Tenant's receipt of any budget reconciliation, but, in the event of any dispute, such books and records shall be retained until the final determination of such dispute. Upon thirty (30) days' prior written notice given to Landlord within two (2) years after Tenant receives any budget reconciliation issued by Landlord, Tenant may cause an audit to be made during Landlord's normal business hours at Landlord's headquarters of Landlord's records relating to Landlord's operating expenses for the period covered by any such budget reconciliation. Tenant shall promptly pay to Landlord any deficiency or Landlord shall promptly refund to Tenant any overpayment. In the event that any audit discloses an overpayment of Landlord's operating expenses by Tenant of more than five percent (5%), then, in addition, Landlord shall pay the reasonable costs and expenses incurred by Tenant in conjunction with performance of such audit, provided such costs shall be calculated on a reasonable hourly basis for time expended, and not on a contingent basis.

      2.4   **Late Payment Charge.** Other remedies for nonpayment of rent notwithstanding, if the monthly rental payment or any other payment due from Tenant to Landlord is not received by Landlord on or before the fifth (5th) business day of the month for which the rent is due, a late payment charge of five percent (5%) of such past due amount shall become due and payable in addition to such amounts owed under this Lease.

      2.5   **Increase in Insurance Premiums.** If an increase in any insurance premiums paid by Landlord for the Building is caused by Tenant's use of the Premises or if Tenant vacates the Premises and causes an increase in such premiums, then Tenant shall pay as additional rent the amount of such increase to Landlord.

      2.6   **Holding Over.** In the event that Tenant does not vacate the Premises upon the expiration or termination of this Lease, Tenant shall be a tenant at will for the holdover period and all of the terms and provisions of this Lease shall be applicable during that period, except that Tenant shall pay Landlord as base rental for the period of such holdover an amount equal to 1.5 times the base rent which would have been payable by Tenant had the holdover period been a part of the original term of this Lease together with all additional rent as provided in this Lease. Tenant agrees to vacate and deliver the Premises to Landlord upon Tenant's receipt of notice from Landlord to vacate. The rental payable during the holdover period shall be payable to Landlord on demand. No holding over by Tenant whether with or without the consent of Landlord shall operate to extend the term of this Lease.

ARTICLE 3. TERM (EXTENSION AND TERMINATION RIGHTS), OCCUPANCY AND USE

    3.1   **Term, Extension and Termination Rights.**

A.   **Extension.** In addition, Tenant is hereby given the right to extend the Term for two (2) additional periods of ~~five~~three (~~5~~3) years per period (each an "Option Period"), upon the same terms and conditions as provided in the original term of this Lease. Tenant shall exercise the right granted in the foregoing sentence by notifying Landlord in writing of its intention to extend at least one hundred eighty (180) days prior to the date of commencement of each such Option Period, and thereupon this Lease shall be so extended without any further document or act. If Tenant fails to notify Landlord in writing of its exercise of any extension option hereunder as hereinafter provided, Tenant's options to extend shall be deemed terminated. In the event that the Term of this Lease is extended pursuant to this Section the definition of "Term" as used in this Lease shall include any and all such extensions. The Base Rent for such extension terms shall be the fair market rental ("FMR") as determined in subparagraph B below.

B.   **Termination.** Tenant shall have the one (1) time right to terminate this Lease after the ninety-sixth (96th) month of the Term, upon six (6) months prior written notice to Landlord, which notice shall be accompanied by a payment to Landlord of an amount equal to twelve (12) months gross rent (Base Rent of $37,480.83 per month for a total of $449,769.96, plus all amounts payable under Section 2,which shall be equal to the greater of operating expenses payable during the eights (8th) year of this Lease or those estimated to be payable for the ninth year of this Lease), provided it shall be a condition of exercise of such right that no Default by Tenant shall have occurred under this Lease either at the time of exercise of right by notice to Landlord or thereafter through and including the effective date of termination of this Lease.

C.   **Fair Market Rental Value.** The fair market rental value (the "FMR") of the Premises for the two (2) options shall be determined as follows: Upon written notice from Tenant to Landlord given no later than one hundred eighty (180) days prior to the expiration of the then-current Term or Option Period, Landlord and Tenant shall have a thirty (30) day period in which Landlord and Tenant shall attempt to agree on the FMR of the Premises for the next succeeding Option Period. If Landlord and Tenant agree on the FMR for the Premises, then Landlord and Tenant shall promptly execute an amendment to this Lease stating and incorporating such agreed upon FMR as the Base Rent for the next succeeding Option Period, and if Landlord and Tenant are unable to agree upon the FMR within said thirty (30) day period, then the dispute shall be resolved as hereinafter provided; provided, however, notwithstanding anything to the contrary, FMR shall never be less than the Base Rent paid in the final year of the immediately-preceding initial Lease Term or Option Period.

If within thirty (30) days following delivery of Tenant's notice, Landlord and Tenant have not mutually agreed on the FMR, then ten (10) days after the expiration of such thirty-day period, each party shall give written notice to the other setting forth the name and address of an appraiser (as hereinafter defined) selected by such party who has agreed to act in such capacity, to determine the FMR. In determining FMR, the appraiser shall take into consideration all relevant factors and determine FMR based on similar premises in buildings of similar age and condition within the Bloomington, Minnesota rental market, including, without limitation, a deduction from rental to recognize the costs which Landlord would be likely to incur to fixture and lease the Premises, as well as the period of time the Premises would likely be vacant to the extent such costs to fixture and lease and vacancy exceed the Tenant's costs to relocate to another facility. Each appraiser shall thereupon independently make its determination of the FMR within twenty (20) days after the appointment of the second appraiser. If the two appraisers' determinations are not the same, but the higher of such two values is not more than one hundred five percent (105%) of the lower of them, then the FMR shall be deemed to be the average of the two values. If the higher of such two values is more than one hundred five percent (105%) of the lower of them, then the two appraisers shall jointly appoint a third appraiser within ten (10) days after the second of the two determinations described above has been rendered. The third appraiser shall independently make its determination of the FMR within twenty (20) days after his/her appointment. The highest and lowest determinations of value among the three appraisers shall be disregarded, and the remaining determination shall be deemed to be the FMR. For purposes of this provision, "appraiser" shall mean an appraiser who has been regularly engaged in such capacity in the business of commercial retail leasing in the St. Paul, Minnesota metropolitan area for at least ten (10) years. Each party shall pay for the cost of its appraiser and one-half of the cost of the third appraiser.

3.2   Use. Tenant warrants and represents to Landlord that the Premises shall be used and occupied only for the purpose as set forth in Section 1.6. Tenant shall occupy the Premises, conduct its business and control its agents, employees, invitees and visitors in such a manner as is lawful and will not create a nuisance. Tenant shall not permit any operation which emits any odor or matter which intrudes into other portions of the Building and which materially interferes with the use or enjoyment of other portions of the Building use any apparatus or machine which makes undue noise or causes material vibration in any portion of the Building or otherwise materially interfere with, annoy or disturb any other lessee in its normal business operations or Landlord in its management of the Building. Tenant shall neither permit any waste on the Premises nor allow the Premises to be used in any way which would in the option of Landlord, be extra hazardous on account of fire or which would in any way increase or render void the fire insurance on the Building.

3.3   Signs. On building signage will be permitted as approved by Landlord in writing, and which signs are in conformance with Landlord's sign criteria established for the project, attached hereto as Exhibit E. In addition, Tenant shall have the right to monument signage, subject to approval by Landlord in writing.

3.4   Compliance with Laws, Rules and Regulations. Tenant al Tenant's sole cost and expense, shall comply with all laws, ordinances, orders, rules and regulations of state, federal, municipal or other agencies or bodies having jurisdiction over the use, condition or occupancy of the Premises, to the extent the same apply or relates to Tenant's use and occupancy of the Premises, and not to the extent the same apply or relate to the Premises as part of the Project, generally. Tenant will comply with, and Landlord shall reasonably and uniformly enforce with respect to all Tenants of the Project, the rules and regulations of the Building adopted by Landlord in any reasonable manner as may be deemed advisable for the safety, care, cleanliness, preservation of good order and operation or use of the Building or the Premises. All changes and amendments to the rules land regulations of the Building will be effective thirty (30) days after written notice by Landlord to Tenant, and shall thereafter be carried out and observed by Tenant.

3.5   Warranties. Landlord warrants that it has the right and authority to execute this Lease, and Tenant, upon payment of the required rents and subject to the terms, conditions, covenants and agreements contained in this Lease, shall have possession of the Premises during the full term of this Lease as well as any extension or renewal thereof. Landlord shall not be responsible for the acts or omissions of any other lessee or third party that may interfere with Tenant's use and enjoyment of the Premises.

Landlord warrants to the best of its actual knowledge that: (1) the Premises has not been used to generate, transport, treat, store, manufacture, emit, dispose of, refine or handle any dangerous, toxic or hazardous pollutants, chemicals, wastes or substances and (2) Landlord has not received a summons, citation, directive, letter or other communication, written or oral, from any state agency or the U.S. Government concerning the Project or any intentional or unintentional action or omission on Landlord's part as a result of the releasing, spilling, leaking, pumping, pouring, emitting, emptying or dumping of toxic or hazardous pollutants, chemicals, wastes or substances into waters or onto lands of the state in which the Project is located, or into water outside the jurisdiction of the state in which the Project is located, and the Project is not subject to any "superfund" type liens or claims by governmental regulatory agencies or other third parties arising from the release or threatened release of toxic or hazardous pollutants, chemicals, wastes or substances in, on or about the Project.

Landlord represents that the Premises, as of the Commencement Date, shall be in compliance with all applicable governmental codes, ordinances, or regulations and will, to the extent Landlord Is responsible herein for the repair or maintenance of the Project, remains in such compliance during the term of this Lease.

3.6   Right of Access. Landlord or its authorized agents shall at any and all reasonable times, and upon prior reasonable notice except in the case of an emergency, have the right to enter the Premises to inspect the same, to show the Premises to prospective purchasers or tenants, and to alter, improve or repair the Premises or any other portion of the Building provided Landlord shall conduct its activities in a commercially reasonable manner so as to minimize interference with Tenant's operations. Tenant hereby waives any claim (other than those arising from Landlord's gross negligence, willful misconduct, or intentional failure to act as required by this Lease) for damages for injury or inconvenience to or interference with Tenant's business, any loss of occupancy or use of the Premises, and any other loss occasioned thereby. Landlord shall at all times have and retain a key with which to unlock all of the doors in upon and about the Premises. Landlord shall have the right to use any and all means which Landlord may deem proper to open any door in an emergency without liability therefor. Tenant shall permit Landlord to erect use, maintain and repair pipes, cables, conduits, plumbing, vents and wires in, to and through the Premises as often and to the extent that Landlord may now or hereafter deem to be necessary or appropriate for the proper use, operation and maintenance of the Building.

ARTICLE 4. UTILITIES AND SERVICE

4.1   Building Services. Tenant shall pay when due, all charges for utilities furnished to or for the use or benefit of Tenant or the or the Premises. Tenant shall have no claim for rebate of rent on account of any interruption in service.

4.2   Theft or Burglary. Landlord shall not be liable to Tenant for losses to Tenant's property or personal injury caused by criminal acts or entry by unauthorized persons into the Premises or the Building.

ARTICLE 5. REPAIRS AND MAINTENANCE

5.1   Landlord Repairs. Landlord shall not be required to make any improvements, replacements or repairs of any kind or character to the Premises or the Building during the term of this Lease except as are set forth in this Section. Landlord shall maintain only the roof, foundation, parking and common areas, the structural soundness of the exterior walls, doors, corridors, and other structures serving the Premises, provided, that Landlord's cost of maintaining, replacing and repairing the items set forth in this Section are operating expenses subject to the additional rent provisions in Section 2.2 and 2.3. Landlord shall not be liable to Tenant except as expressly provided in this Lease, for any damage or inconvenience, and Tenant shall not be entitled to any abatement or reduction of rent by reason of any repairs, alterations or additions made by Landlord under this Lease. Landlord agrees to act in a commercially reasonable manner so as to minimize interference with Tenant's operations.

5.2   Tenant Repairs. Tenant shall, at all times throughout the term of this Lease, including renewals and extensions, and at its sole expense, keep and maintain the Premises in a clean, safe, sanitary and first class condition and in compliance with all applicable laws, codes, ordinances, rules and regulations. Tenant's obligations hereunder shall include, but not be limited to, the maintenance, repair, and replacement, if necessary, of all heating, ventilation, air conditioning, lighting and plumbing fixtures and equipment, fixtures, motors and machinery, all interior walls, partitions, doors and windows, including the regular painting thereof, all exterior entrances, windows, doors and docks and the replacement of all broken glass. When used in this provision, the term "repairs" shall include replacements or renewals when necessary, and all such repairs made by the Tenant shall be equal in quality and class to the original work. The Tenant shall keep and maintain all portions of the Premises and the sidewalk and areas adjoining the same in a clean and orderly condition, free of accumulation of dirt, rubbish, snow and ice. If Tenant fails, refuses or neglects to maintain or repair the Premises as required in this Lease after written notice shall have been given Tenant, in accordance with this Lease, Landlord may make such repairs without liability to Tenant for any loss or damage that may accrue to Tenant's merchandise, fixtures or other property or to Tenant's business by reason thereof, and upon completion thereof, Tenant shall pay to Landlord all costs plus fifteen percent (15%) for overhead incurred by Landlord in making such repairs upon presentation to Tenant of bill therefor.

5.3   Tenant Damages. Tenant shall not allow any damage to be committed on any portion of the Premises or Building or common areas, and at the termination of this Lease, by lapse of time or otherwise, Tenant shall deliver the Premises to Landlord in as good condition as existed at the Commencement Date of this Lease, ordinary wear and tear, casualty event and condemnation excepted. The cost and expense of any repairs necessary to restore the condition of the Premises shall be borne by Tenant.

5.4   **Release.** All property of any kind that may be on or at the Premises shall be at the sole risk of Tenant, or those claiming by, through or under Tenant. Landlord shall not be liable to Tenant, or to any other person or entity and Tenant hereby releases and waives all claims due to any of the following: (a) damage, loss or injury, either to person or persons; (b) loss of property sustained by Tenant, or by any other person, persons or entities in or upon the Premises or the Building; (c) equipment, fixtures, appliances or machinery in or upon the leased premises being or becoming out of repair or defective; (d) the happening of any accident, however occurring; (e) any act or neglect of Tenant, of any other tenant or occupant of the Building, or of any other person, persons or entities; (f) water, snow, rain, backing up of water mains or sewers, frost, steam, mold, mildew, sewage, illuminating gas, sewer gas, odors, electricity or electric current, bursting, stoppage or leaking of pipes, radiators, plumbing, sinks and fixtures in or about the Premises or the Building; or (g) any nuisance made or suffered in, on or at the leased premises.

ARTICLE 6. ALTERATIONS AND IMPROVEMENTS

6.1   **Landlord Improvements.** Landlord will complete the construction of the improvements to the Premises on or before March 1, 2006, in accordance with plans and specifications dated September 9, 2005, by BDH & Young, agreed to by Landlord and Tenant, which plans and specifications are attached hereto as Exhibit A and made a part hereof. Completion shall be evidenced by a certificate of substantial completion from Landlord's architect and receipt of any permits or approvals, if any, required from the City of Bloomington, Minnesota to permit Tenant to lawfully fixture and move-in to the Premises. Landlord shall notify Tenant, in writing, when Landlord has regained possession of the Premises from its existing tenant, and commenced construction of the improvements. The plans and specifications provide for a mutually acceptable space plans finish schedule, signage and front entrance. Landlord will provide all the existing building systems, including: computer center with 24" raised floor backed by a 400kw diesel generator, Liebeit uninterruptible power system with matching battery cabinet, back-up Kohler 1200 amp diesel generator for the entire facility, and Intergen Fire Suppression System. Any changes or modifications to the approved plans and specifications shall be made and accepted only by written change order or agreement signed by Landlord and Tenant, at Tenant's expense, and shall constitute an amendment to this Lease. Landlord and Tenant agree that Tenant shall have the ability to participate in so-called "value engineering" during the period ending October 28, 2005, all at Tenant's expense, including architectural and engineering fees and expenses, all of which shall be subject to Landlord's reasonable approval, provided any resulting net savings shall be passed through to Tenant in the form of a credit against the Base Rent initially payable under this Lease until credited in full .

6.2   **Tenant Improvements.** Tenant shall not make or allow to be made any alterations or physical additions in or to the Premises without first obtaining the written consent of Landlord, which consent may in the sole and absolute discretion of Landlord be denied; provided, that Tenant may, subject to the terms of this Section 6.2, make interior non-structural alterations without Landlord's consent which (i) do not affect or impair the heating, plumbing, mechanical, air-conditioning and electrical systems and components (ii) cost less than two (2) months Base Rent in the aggregate per year and (iii) do not diminish the value of the Building or the FMR of the Premises. Any alterations, physical additions or improvements to the Premises made by Tenant shall at once become the property of Landlord and shall be surrendered to Landlord upon the termination of this Lease provided, however, Landlord, at its option, may require Tenant to remove any physical additions and/or repair any alterations in order to restore the Premises to the condition existing at the time Tenant took possession, with all costs of removal and/or alterations to be borne by Tenant. This clause shall not apply to moveable equipment or furniture owned by Tenant, which may be removed by Tenant at the end of the term of this Lease if Tenant is not then in default and if such equipment land furniture are not then subject to any other rights, liens and interests of Landlord.

ARTICLE 7. CASUALTY AND INSURANCE

7.1   **Substantial Destruction.** If all or a substantial portion of the Premises or the Building should be totally destroyed by fire or other casualty, or if the Premises or the Building should be damaged so that rebuilding cannot reasonably be completed within two hundred seventy (270) working days after the date of written notification by Tenant to Landlord of the destruction, or if insurance proceeds are not made available to Landlord or are inadequate for restoration, and Landlord does not elect to use its own funds, this Lease shall terminate at the option of Landlord or Tenant by written notice to the other party within sixty (60) days following the occurrence, and the rent shall be abated for the unexpired portion of the Lease, effective as of the date of the written notification.

7.2   Partial Destruction. If the Premises should be partially damaged by fire or other casualty, and rebuilding or repairs can reasonably be completed within two hundred seventy (270) working days from the date of written notification by Tenant to Landlord of the destruction, and insurance or other proceeds are adequate and available to Landlord for restoration, this Lease shall not terminate, and Landlord shall at its sole risk and expense proceed with reasonable diligence to rebuild or repair the Building or other improvements to substantially the same condition in which they existed prior to the damage. If the Premises are to be rebuilt or repaired and are untenantable in whole or in part following the damage, and the damage or destruction was not caused or contributed to by act or negligence of Tenant, its agents, employees, invitees, or those for whom Tenant is responsible, the rent payable under this Lease during the period for which the Premises are untenantable shall be adjusted to such an extent as may be fair and reasonable under the circumstances. In the event that Landlord fails to complete the necessary repairs or rebuilding within two hundred seventy (270) working days from the date of written notification by Tenant to Landlord of the destruction, Tenant may at its option terminate this Lease by delivering written notice of termination to Landlord, whereupon all rights and obligations under this Lease shall cease to exist.

7.3   Property Insurance. Landlord shall not be obligated in any way or manner to insure any personal property (including, but not limited to, any furniture, machinery, goods or supplies) of Tenant upon or within the Premises, any fixtures installed or paid for by Tenant upon or within the Premises, or any improvements which Tenant may construct on the Premises. Tenant shall maintain property insurance on its personal property and shall also maintain plate glass insurance. Tenant shall have no right in or claim to the proceeds of any policy of insurance maintained by Landlord even if the cost of such insurance is borne by Tenant as set forth in Article 2.

7.4   Waiver of Subrogation. Anything in this Lease to the contrary notwithstanding, Landlord and Tenant hereby waive and release each other of and from any and all right of recovery, claim, action, or cause of action, against each other, their agents, officers and employees, for any loss or damage that may occur to the Premises, the improvements of the Building or personal property within the Building, by reason of fire or the elements, regardless of cause or origin, including negligence of Landlord or Tenant and their agents, officers and employees. Landlord and Tenant agree immediately to give their respective insurance companies which have issued policies of insurance covering all risk of direct physical loss, written notice of the terms of the mutual waivers contained in this Section.

7.5   Hold Harmless. Landlord shall not be liable to Tenant's employees, agents, invitees, licensees, or visitors, or to any other person, for an injury to person or damage to property on or about the Project caused by any act or omission of Tenant, its agents, servants, or employees, or of any other person entering upon the Project under express or implied invitation by Tenant, or caused by the improvements located on the Project becoming out of repair, the failure or cessation of any service provided by Landlord (including security service and devices), or caused by leakage of gas, oil, water or steam or by electricity emanating from the Premises. Tenant agrees to indemnify and hold harmless Landlord of and from any loss, attorney's fees, expenses or claims arising out of any such damage or injury.

Tenant shall not be liable to Landlord's employees, agents, invitees, licensees, or visitors, or to any other person, for an injury to person or damage to property on or about the Project caused by any act or omission of Landlord, its agents, servants, or employees, or of any other person entering upon the Project under express or implied invitation by Landlord or caused by the improvements located on the Project becoming out of repair, the failure or cessation of any service provided (including security service and devices), or caused by leakage of gas, oil, water or steam or by electricity emanating from the Project. Landlord agrees to indemnify and hold harmless Tenant of and from any loss, attorney's fees, expenses or claims arising out of any such damage or injury.

7.6   Public Liability Insurance. Tenant shall during the term hereof keep in full force and effect at its expense a policy or policies of public liability insurance with respect to the Premises and the business of Tenant, on terms and with companies approved in writing by Landlord, in which both Tenant and Landlord shall be covered by being named as insured parties under reasonable limits of liability not less than $1,000,000. or such greater coverage as Landlord may reasonably require, combined single limit coverage for injury or death. Such policy or policies shall provide that thirty (30) days written notice must be given to Landlord prior to cancellation thereof. Tenant shall furnish evidence satisfactory to Landlord at the time this Lease is executed that such coverage is in full force and effect.

ARTICLE 8. CONDEMNATION

8.1   Substantial Taking. If all or a substantial part of the Premises are taken for any public or quasi-public use under any governmental law, ordinance or regulation, or by right of eminent domain or by purchase in lieu thereof, and the taking would prevent or materially interfere with the use of the Premises for the purpose for which it is then being used, this Lease shall terminate and the rent shall be abated during the unexpired portion of this Lease effective on the date physical possession is taken by the condemning authority. Tenant shall have no claim to the condemnation award or proceeds in lieu thereof, except that Tenant shall be entitled to a separate award for the cost of removing and moving its personal property.

8.2 **Partial Taking.** If a portion of the Premises shall be taken for any public or quasi-public use under any governmental law, ordinance or regulation, or by right of eminent domain or by purchase in lieu thereof, and this Lease is not terminated as provided in Section 8.1 above, the rent payable under this Lease during the unexpired portion of the term shall be adjusted to such an extent as may be fair and reasonable under the circumstances. Tenant shall have no claim to the condemnation award or proceeds in lieu thereof, except that Tenant shall be entitled to a separate award for the cost of removing and moving its personal property.

ARTICLE 9. ASSIGNMENT OF SUBLEASE

9.1 **Landlord Assignment.** Landlord shall have the right to sell, transfer or assign, in whole or in part, its rights and obligations under this Lease and in the Building. Any such sale, transfer or assignment shall operate to release Landlord from any and all liabilities under this Lease arising after the date of such sale, assignment or transfer.

9.2 **Tenant Assignment.** Tenant shall not assign, in whole or in part, this Lease, or allow it to be assigned, in whole or in part, by operation of law or otherwise (including without limitation by transfer of a majority interest of stock, merger, or dissolution, which transfer of majority interest of stock, merger, or dissolution shall be deemed an assignment) or mortgage or pledge the same, or sublet the Premises, in whole or in part, without the prior written consent of Landlord; provided, that the following transfers shall be permitted upon prior written notice to, but without requiring the consent of, Landlord: (i) transfers of stock in a corporation whose stock is publicly traded on a nationally recognized stock exchange, (ii) transfers to affiliates, parties under common control with Tenant and to Tenant's successors as a result of merger or acquisition so long as the surviving entity has a net worth equal to or in excess of Tenant's net worth immediately prior to such event and in no event shall say such assignment or sublease ever release tenant or any guarantor from any obligation or liability hereunder. Notwithstanding anything in this Lease to the contrary, in the event of any assignment or sublease, any option or right of first refusal granted to Tenant shall not be assigned by Tenant to any assignee or sublessee. No assignee or sublessee of the Premises or any portion thereof may assign or sublet the Premises or any portion thereof.

9.3 **Conditions of Assignment.** If Tenant desires to assign or sublet all or any part of the Premises, it shall so notify Landlord at least thirty (30) days in advance of the date on which Tenant desires to make such assignment or sublease. Tenant shall provide Landlord with a copy of the proposed assignment or sublease and such information as Landlord might request concerning the proposed sublessee or assignee to allow Landlord to make informed judgments as to the financial condition, reputation, operations and general desirability of the proposed sublessee or assignee. Within fifteen (15) days after Landlord's receipt of Tenant's proposed assignment or sublease and all required information concerning the proposed sublessee or assignee, Landlord shall have the following options: (1) cancel this Lease as to the Premises or portion thereof proposed to be assigned or sublet; (2) consent to the proposed assignment or sublease, and, if the rent due and payable by any assignee or sublessee under any such permitted assignment or sublease (or a combination of the rent payable under such assignment or sublease plus any bonus or any other consideration or any payment incident thereto) exceeds the rent payable under this Lease for such space, Tenant shall pay to Landlord all such excess rent and other excess consideration within ten (10) days following receipt thereof by Tenant; or (3) refuse, in its sole and absolute discretion and judgment, to consent to the proposed assignment or sublease, which refusal shall be deemed to have been exercised unless Landlord gives tenant written notice providing otherwise. Upon the occurrence of an event of default, if all or any part of the Premises are then assigned or sublet, Landlord, in addition to any other remedies provided by this Lease or provided by law, may, at its option, collect directly from the assignee or sublessee all rents becoming due to Tenant by reason of the assignment or sublease. Any collections directly by Landlord from the assignee or sublessee shall not be construed to constitute a novation or a release of Tenant or any guarantor from the further performance of its obligations under this Lease.

9.4 **Rights of Mortgage.** Tenant accepts this Lease subject and subordinate to any recorded mortgage presently existing or hereafter created upon the Building and to all existing recorded restrictions, covenants, casements and agreements with respect to the Building. Landlord is hereby irrevocably vested with full power and authority to subordinate Tenant's interest under this Lease to any first mortgage lien hereafter placed on the Premises, and Tenant agrees upon demand to execute additional instruments subordinating this Lease as Landlord may require. If the interest of Landlord under this Lease shall be transferred by reason of foreclosure or other proceedings for enforcement of any first mortgage or deed of trust on the Premises, Tenant shall be bound to the transferee (sometimes called the "Purchaser") at the option of the Purchaser, under the terms, covenants and conditions of this Lease for the balance of the term remaining, including any extensions or renewals, with the same force and effect as if the Purchaser were Landlord under this Lease, and, if requested by the Purchaser, Tenant agrees to attorn to the Purchaser, including the first mortgagee under any such mortgage if it be the Purchaser, as its Landlord. Notwithstanding the forgoing, Tenant shall not be disturbed in its possession of the Premises so long as Tenant is not in default hereunder.

9.5 **Tenant's Statement.** Tenant agrees to furnish, from time to time, within ten (10) days after receipt of a request from Landlord or Landlord's mortgagee, a statement certifying, if applicable, the following; Tenant is in possession of

the Premises; the Premises are acceptable; the Lease is in full force and effect; the Lease is unmodified; Tenant claims no present charge, lien, or claim of offset against rent; the rent is paid for the current month, but is not prepaid for more than one month and will not be prepaid for more than one month in advance; there is no existing default by reason of some act or omission by Landlord; and such other matters as may be reasonably required by Landlord or Landlord's mortgagee. Tenant's failure to deliver such statement, in addition to being a default under this Lease, shall be deemed to establish conclusively that this Lease is in full force and effect except as declared by Landlord, that Landlord is not in default of any of its obligations under this Lease, and that Landlord has not received more than one month's rent in advance. Tenant agrees to furnish, from time to time, within ten (10) days after receipt of a request from Landlord, a current financial statement of Tenant, certified as true and correct by Tenant.

ARTICLE 10. LIEN

[Intentionally Deleted]

ARTICLE 11. DEFAULT AND REMEDIES

11.1   Default by Tenant. The following shall be deemed to be events of default ("Default") by Tenant under this Lease; (1) Tenant shall fail to pay when due any installment of rent or any other payment required pursuant to this Lease, and the failure is not cured within five (5) business days after written notice to Tenant; (2) Tenant shall abandon any substantial portion of the Premises, unless Tenant shall otherwise comply with all of the other terms and conditions of this Lease; (3) Tenant shall fail to comply with any term, provision or covenant of this Lease, other than the payment of rent, and the failure is not cured within twenty (20) days after written notice to Tenant, provided that if the default cannot reasonably be cured within such period, then such cure period shall be extended as is reasonably required to cure the default, provided that Tenant expeditiously commences the cure within such period and proceeds with reasonable diligence to complete the same within sixty (60) days; (4) Tenant shall file a petition or if an involuntary petition is filed against Tenant, or becomes insolvent, under any applicable federal or state bankruptcy or insolvency law or admit that it cannot meet its financial obligations as they become due; or a receiver or trustee shall be appointed for the benefit of creditors, which petition is not terminated or withdrawn within sixty (60) days after filing; or (5) Tenant shall do or permit to be done any act which results in a lien being filed against the Premises or the Building and/or project of which the Premises are a part, which lien is not removed of record within twenty (20) days after written notice to Tenant.

In the event that an order for relief is entered in any case under Title 11. U.S.C. (the "Bankruptcy Code") in which Tenant is the debtor and: (A) Tenant as debtor-in-possession, or any trustee who may be appointed in the case (the "Trustee") seeks to assume the Lease, then Tenant, or Trustee if applicable, in addition to providing adequate assurance described in applicable provisions of the Bankruptcy Code, shall provide adequate assurance to Landlord of Tenant's future performance under the Lease by depositing with Landlord a sum equal to the lesser of twenty-five percent (25%) of the rental and other charges due for the balance of the Lease term of six (6) months' rent ("Security"), to be held (without any allowance for interest thereon) to secure Tenant's obligations under the Lease, and (B) Tenant, or Trustee if applicable, seeks to assign the Lease after assumption of the same, then Tenant, in addition to providing adequate assurance described in applicable provisions of the Bankruptcy Code, shall provide adequate assurance to Landlord of the proposed assignee's future performance under the Lease by depositing with Landlord a sum equal to the Security to be held (without any allowance or interest thereon) to secure performance under the Lease. Nothing contained herein expresses or implies, or shall be construed to express or imply, that Landlord is consenting to assumption and/or assignment of the Lease. Neither Tenant nor any Trustee shall conduct or permit the conduct of any "fire", "bankruptcy", "going out of business" or auction sale in or from the Premises.

11.2   Remedies for Tenant's Default. Upon the occurrence of a Default as defined above Landlord may elect either (i) to cancel and terminate this Lease and this Lease shall not be treated as an asset of Tenant's bankruptcy estate, or (ii) to terminate Tenant's right to possession only without canceling and terminating Tenant's continued liability under this Lease. Notwithstanding the fact that initially landlord elects under (ii) to terminate Tenant's right to possession only, Landlord shall have the continuing right to cancel and terminate this Lease by giving three (3) days written notice to Tenant of such further election, and shall have the right to pursue any remedy at law or in equity that may be available to Landlord.

In the event of election under (ii) to terminate Tenant's right to possession only, Landlord may, at Landlord's option, enter into the Premises and take and hold possession thereof, without such entry into possession terminating this Lease or releasing Tenant in whole or in part from Tenant's obligations to pay all amounts hereunder for the full stated term. Upon such reentry, Landlord may remove all persons and property from the Premises and such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant, without becoming liable for any loss or damage which may be occasioned thereby. Such reentry shall be conducted in the following manner; without resort to judicial process or notice of any kind if Tenant has abandoned or voluntarily surrendered possession of the Premises; and, otherwise, by resort to judicial process. Upon and after entry into possession without termination of the Lease, Landlord may, but is not obligated to, release the Premises, or any part thereof, to any one other than the Tenant for such time and upon such terms as Landlord, in Landlord's sole discretion, shall determine Landlord may make reasonable alterations and repairs to the Premises to the extent deemed by Landlord necessary or desirable.

Upon such reentry, Tenant shall be liable to Landlord as follows:

A. For all attorney's fees incurred by Landlord in connection with exercising any remedy hereunder;

B. For the unpaid installments of base rent, additional rent or other unpaid sums which were due prior to such reentry, including interest and late payment fees, which sums shall be payable immediately.

C. For the installments of base rent, additional rent, and other sums falling due pursuant to the provisions of this Lease for the period after reentry during which the Premises remain vacant, including late payment charges and interest, which sums shall be payable as they become due hereunder.

D. For all expenses incurred in releasing the Premises, including leasing commissions, attorney's fees, and costs of alteration and repairs, which shall be payable by Tenant as they are incurred by Landlord; and

E. While the Premises are subject to any new lease or leases made pursuant to this Section, for the amount by which the monthly installments payable under such new lease or leases is less than the monthly installment for all charges payable pursuant to this Lease, which deficiencies shall be payable monthly.

Notwithstanding Landlord's election to terminate Tenant's right to possession only, and notwithstanding any releasing without termination, Landlord, at any time thereafter, may elect to terminate this Lease, and to recover (in lieu of the amounts which would thereafter by payable pursuant to the foregoing, but not in diminution of the amounts payable as provided above before termination), as damages for loss of bargain and not as a penalty, an aggregate sum equal to the amount by which the rental value of the portion of the term unexpired at the time of such election is less than an amount equal to the unpaid base rent, percentage rent, and additional rent and all other charges which would have been payable by Tenant for the unexpired portion of the term of this Lease, which deficiency and all expenses incident thereto, including commissions, attorney's fees, expenses, of alterations and repairs, shall be discounted to present value at the then current Federal discount rate, and shall be due to Landlord as of the time Landlord exercises said election, notwithstanding that the term had not expired. If Landlord, after such reentry, leases the Premises, then the rent payable under such new lease shall be conclusive evidence of the rental value of the unexpired portion of the term of this Lease.

If this Lease shall be terminated by reason of the bankruptcy or insolvency of Tenant, Landlord shall be entitled to recover from Tenant or Tenant's estate, as liquidated damages for loss of bargain and not as a penalty, the amount determined by the immediately preceding paragraph.

11.3   Landlord's Right to Perform For Account of Tenant. If Tenant shall be in Default under this Lease, Landlord may cure the Default at any time for the account and at the expense of Tenant. If Landlord cures a Default on the part of Tenant, Tenant shall reimburse Landlord upon demand for any amount expended by Landlord in connection with the cure, including, without limitation, attorney's fees and interest.

11.4   Interest and Attorney's Fees. In the event of a Default by Tenant; (1) if a monetary default, interest shall accrue on any sum due and unpaid for more than five (5) days after written notice at the rate of the lesser of twelve percent (12%) per annum or the highest rate permitted by law and, if Landlord places in the hands of an attorney the enforcement of all or any part of this Lease, the collection of any rent due or to become due or recovery of the possession of the Premises, Tenant agrees to pay Landlord's costs of collection, including reasonable attorney's fees for the services of the attorney, whether suit is actually filed or not.

11.5   Additional Remedies, Waivers, Etc.

A. The rights and remedies set forth herein shall be in addition to any other right and remedy now and hereafter provided by law. All rights and remedies shall be cumulative and not exclusive of each other. The parties may exercise its rights and remedies at any times, in any order, to any extent, and as often as they deem advisable without regard to whether the exercise of one right or remedy precedes, concurs with or succeeds the exercise of another.

B.   A single or partial exercise of a right or remedy shall not preclude a further exercise thereof, or the exercise of another right or remedy from time to time.

C.   No delay or omission by Landlord or Tenant in exercising a right or remedy shall exhaust or impair the same or constitute a waiver of, or acquiesce to , a Default.

D.   No waiver of a Default shall extend to or affect any other Default or impair any right or remedy with respect thereto.

E.   No waiver of a Default shall be effective unless it is in writing and signed by the party entitled to waive the same.

11.6   **Indemnification**. Tenant shall indemnify and save harmless Landlord against all liabilities, damages, claims, fines, penalties, costs and other expenses, including, all attorney's fees, which may be imposed upon, incurred by, or asserted against Landlord by reason of all of the following: (a) any use or condition of the Premises or any part thereof; (b) any personal injury or property damage occurring on the Premises; (c) any negligence on the part of Tenant, its agents, contractors, licensees or invitees; (d) any failure to comply with any requirement of any governmental authority; (e) any prosecution or defense of any suit or other proceeding in discharging the leases premises or any part thereof from any liens, judgments or encumbrances created upon or against the same or against Tenant's leasehold estate; (f) any proceedings in obtaining possession of the Premises after the termination of this Lease by forfeiture or otherwise; (g) any litigation commenced by or against Tenant to which Landlord is made a party without any fault on the part of Landlord; and (h) any failure on the part of Tenant to perform or comply with any covenant or agreement required to be performed or complied with by Tenant hereunder.

Landlord shall indemnify and save harmless Tenant against all liabilities, damages, claims, fines, penalties, costs and other expenses, including, all attorney's fees, which may be imposed upon, incurred by, or asserted against Tenant by reason of all of the following: (a) any personal injury or property damage occurring on the Premises caused by the gross negligence or willful misconduct of Landlord; (b) any gross negligence or willful misconduct on the part of Landlord , its agents, contractors, licensees or invitees; (c) any failure to comply with any requirement of any governmental authority; (d) any prosecution or defense of any suit or other proceeding in discharging the leases premises or any part thereof from any liens, judgments or encumbrances created upon or against the same or against Landlord's estate; or (e) any litigation commenced by or against Landlord to which Tenant is made a party without any fault on the part of Tenant.

ARTICLE 12.

[Intentionally deleted]

ARTICLE 13. AMENDMENT AND LIMITATION OF WARRANTIES

13.1   **Entire Agreement.** IT IS EXPRESSLY AGREED BY TENANT, AS A MATERIAL CONSIDERATION FOR THE EXECUTION OF THIS LEASE, THAT THIS LEASE, WITH THE SPECIFIC REFERENCES TO WRITTEN EXTRINSIC DOCUMENTS, IS THE ENTIRE AGREEMENT OF THE PARTIES: THAT THERE ARE, AND WERE, NO VERBAL REPRESENTATIONS, WARRANTIES, UNDERSTANDINGS, STIPULATIONS, AGREEMENTS OR PROMISES PERTAINING TO THIS LEASE OR TO THE EXPRESSLY MENTIONED WRITTEN EXTRINSIC DOCUMENTS NOT INCORPORATED IN WRITING IN THIS LEASE.

13.2   **Amendment.** THIS LEASE MAY NOT BE ALTERED, WAIVED, AMENDED OR EXTENDED EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY LANDLORD AND TENANT.

13.3   **Limitation of Warranties. LANDLORD AND TENANT EXPRESSLY AGREE THAT THERE ARE AND SHALL BE NO IMPLIED WARRANTIES OF MERCHANTABILITY, CONDITION, HABITABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OF ANY OTHER KIND ARISING OUT OF THIS LEASE, AND THERE ARE NO WARRANTIES WHICH EXTEND BEYOND THOSE EXPRESSLY SET FORTH IN THIS LEASE.**

ARTICLE 14. MISCELLANEOUS

14.1   Act of God. Landlord shall not be required to perform any covenant or obligation in this Lease, or be liable in damages to Tenant, so long as the performance or non-performance of the covenant or obligation is delayed, caused or prevented by an act of God, force majeure or by Tenant; provided that delay, cause or prevention by an act of God or force majeure shall not be applicable to Landlord's initial construction of the improvements to the Premises.

14.2   Successors and Assigns. This Lease shall be binding upon and inure to the benefit of Landlord and Tenant and their respective heirs, personal representatives, successors and assigns. It is hereby covenanted and agreed that should Landlord's interest in the Premises cease to exist for any reason during the term of this Lease, then notwithstanding the happening of such event this Lease nevertheless shall remain unimpaired and in full force and effect, and Tenant hereunder agrees to attorn to the then owner of the Premises.

14.3   Rent Tax. If applicable in the jurisdiction where the Premises are issued, Tenant shall pay and be liable for all rental, sales and use taxes or other similar taxes. If any, levied or imposed by any city, state, country or other governmental body having authority, such payments to be in addition to all other payments required to be paid to Landlord under the terms of this Lease. Any such payment shall be paid concurrently with the payment of the rent, additional rent, operating expenses or other charge upon which the tax is based as set forth above.

14.4   Captions. The captions appearing in this Lease are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or intent of any Section.

14.5   Notice. All rent and other payments required to be made by Tenant shall be payable to Landlord at the address set forth in Section 1.5 All payments required to be made by Landlord to Tenant shall be payable to Tenant at the address set forth in Section 1.5, or at any other address within the United States as Tenant may specify from time to time by written notice. Any notice or document required or permitted to be delivered by the terms of this Lease shall be deemed to be delivered (whether or not actually received) when deposited in the United States Mail, postage prepaid, certified mail, return receipt requested, addressed to the parties at the respective addresses set forth in Section 1.5.

14.6   Submission of Lease. Submission of this Lease to Tenant for signature does not constitute a reservation of space or an option to lease. This Lease is not effective until execution by and delivery to both Landlord and Tenant.

14.7   Corporate Authority. If Tenant executes this Lease as a corporation, each of the persons executing this Lease on behalf of Tenant does hereby personally represent and warrant that Tenant is a duly authorized and existing corporation, that Tenant is qualified to do business in the state in which the Premises are located, that the corporation has full right and authority to enter into this Lease, and that each person signing on behalf of the corporation is authorized to do so. Tenant shall provide an authorization resolution evidencing its authority to enter into this Lease. In the event any representation or warranty is false, all persons who execute this Lease shall be liable, individually as Tenant.

14.8   Hazardous Substances. Tenant shall not bring or permit to remain on the Premises or the Building any asbestos, petroleum, or petroleum products, explosives, toxic materials, or substances defined as hazardous wastes, hazardous materials, or hazardous substances under any federal, state, or local law or regulation ("Hazardous Materials"). Tenant's violation of the foregoing prohibition shall constitute a material breach and default hereunder and Tenant shall indemnify, hold harmless and defend Landlord from and against any claims, damages, penalties, liabilities, and costs (including reasonable attorney fees and court costs) caused by or arising out of (i) a violation of the foregoing prohibition or (ii) the presence or any release of any Hazardous Materials on, under, or about the Premises or the Building during the term of the Lease. Tenant shall clean up, remove, remediate and repair any soil or ground water contamination and damage caused by the presence and any release of any Hazardous Materials in, on, under, or about the Premises or the Building during the term of the Lease in conformance with the requirements of applicable law. Tenant shall immediately give Landlord written notice of any suspected breach of this paragraph upon learning of the presence of any release of any Hazardous Materials, and upon receiving any notices from governmental agencies pertaining to Hazardous Materials which may affect the Premises or the Building. The obligations of Tenant hereunder shall survive the expiration or earlier termination, for any reason of this Lease.

14.9   Severability. If any provision of this Lease or the application thereof to any person or circumstances shall be invalid or unenforceable to any extent, the remainder of this Lease and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

14.10   Landlord's Liability. If Landlord shall be in default under this Lease and, if as a consequence of such default, or any other claim arising from or related to this Lease, Tenant shall recover a money judgment against Landlord, such judgment shall be satisfied only out of the right, title and interest of Landlord in the Building as the same may then be encumbered and neither Landlord nor any person or entity comprising Landlord shall be liable for any deficiency. In no event

shall Tenant have the right to levy execution against any property of Landlord nor any person or entity comprising Landlord other than its interest in the Building as herein expressly provided.

14.11 Brokerage. Landlord and Tenant each represents and warrants to the other that there is no obligation to pay any brokerage fee, commission, finder's fee or other similar charge in connection with this Lease, other than fees due to CB Richard Ellis which are the responsibility of Landlord. Each party covenants that it will defend, indemnify and hold harmless the other party from and against any loss or liability by reason of brokerage or similar services alleged to have been rendered to, at the instance of, or agreed upon by said indemnifying party. Notwithstanding anything herein to the contrary, Landlord and Tenant agree that there shall be no brokerage fee or commission due on expansions, options or renewals by Tenant.

14.12 Notification To Tenant. Landlord hereby notifies Tenant that the person authorized to execute this Lease and manage the Premises is Hoyt Development Company, Inc., which has been appointed to act as the agent in leasing management and on behalf of Landlord. Landlord reserves the right to change the identity and status of its duly authorized agent upon written notice to Tenant.

14.13 Financial Statements. Tenant has provided Landlord at or prior to the date of this Lease with statements reflecting its financial condition as of a date within the last twelve (12) months as an inducement to Landlord to enter into this Lease, and Tenant hereby represents and warrants that the financial condition of Tenant has not materially changed since the date of such statement. Upon Landlord's written request, Tenant shall promptly furnish Landlord, from time to time, but not more frequently than once in any lease year, with financial statements reflecting Tenant's then current financial condition and written evidence of ownership of Tenant (if applicable)

14.14 Exhibits. Reference is made to the following Exhibits which are attached hereto and made apart hereof:

Exhibit A	Plan of Demised Premises
Exhibit B	Legal Description
Exhibit C	Tenant Finish Specifications
Exhibit D	Schedule of Additional Leasehold Improvements
Exhibit E	Sign Restrictions
Exhibit F	Rules and Regulations

ARTICLE 15. SIGNATURES

SIGNED effective the day and year first above written:

LANDLORD	TENANT
NESBITT ASSOCIATES	DELPHAX TECHNOLOGIES INC.
By: [signature] 11/28/05	By: [signature]
Bradley Hoyt [signature]	Jay A Herman, CEO
(Type Name and Title)	(Type Name and Title)

STATE OF }
} ss:
COUNTY OF }

On this 28th day of October, 2005 personally came before me, a Notary Public within and for said County, Jay A. Herman and __________, to me well known to be the same persons described in and who executed foregoing instrument, and acknowledged that they executed the same as their free act and deed.



CHERYL M. SKRUPPY
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

Cheryl M. Skruppy
Notary Public

My commission expires: January 31, 2010

STATE OF }
} ss:
COUNTY OF }

On this 28th day of November, 2005, personally came before me, a Notary Public within and for said County, Bradley A. Hoyt and —, to me well known to be the same persons described in and who executed foregoing instrument, and acknowledged that they executed the same as their free act and deed.



KAY D. CHILDS
Notary Public
Minnesota
My Commission Expires January 31, 2010

Kay D. Childs
Notary Public

My commission expires: January 31, 2010